Exhibit 99.1

JOYY Reports Second Quarter 2025 Unaudited Financial Results

Singapore, August 27, 2025 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: JOYY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the second quarter of 2025.

Second Quarter 2025 Financial Highlights1

·	Net revenues were US$507.8 million, compared to US$565.1 million in the corresponding period of 2024.
·	Operating income was US$5.8 million in the second quarter of 2025, compared to operating income of US$2.3 million in the corresponding period of 2024.
·	Non-GAAP EBITDA[2] was US$48.2 million, compared to US$38.4 million in the corresponding period of 2024.
·	Net income from continuing operations attributable to controlling interest of JOYY[3] was US$60.8 million, compared to net income of US$52.1 million in the corresponding period of 2024.
·	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[4] was US$77.0 million, compared to US$74.0 million in the corresponding period of 2024.

Second Quarter 2025 Operational Highlights

·	Global average mobile MAUs[5] was 262.5 million, compared to 275.2 million in the corresponding period of 2024, primarily due to the Company’s optimization of overall sales and marketing strategies to be more focused on return-on-investment and disciplined spending on advertising across various product lines.
·	Average mobile MAUs of Bigo Live was 29.6 million, compared to 37.7 million in the corresponding period of 2024.
·	Average mobile MAUs of Likee was 28.5 million, compared to 35.6 million in the corresponding period of 2024.
·	Average mobile MAUs of Hago was 3.0 million, compared to 4.4 million in the corresponding period of 2024.
·	Total number of paying users of BIGO (including Bigo Live, Likee and imo)[6] was 1.50 million, compared to 1.66 million in the corresponding period of 2024.
·	Average revenue per paying user, or ARPPU, of BIGO (including Bigo Live, Likee and imo)[7] was US$215.2, compared to US$233.5 in the corresponding period of 2024.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “In the second quarter of 2025, we delivered a solid performance as our live streaming business reached a stable footing, while our non-livestreaming business achieved robust and accelerated growth. Our live streaming revenue was US$375.4 million, increasing by 1.1% quarter over quarter, while our non-livestreaming revenue was US$132.4 million, increasing by 25.6% year over year. Our operating income increased from US$2.3 million to US$5.8 million while our non-GAAP EBITDA reached US$48.2 million, growing by 25.7% year over year, due to continued disciplined execution and enhanced operating efficiency. We maintained our commitment to shareholder returns, distributing US$98.5 million in dividends and repurchasing US$36.5 million worth of shares from January 1, 2025 to June 30, 2025.”

“Our dual growth engine strategy yielded positive results, as evidenced by the impressive revenue growth of BIGO Ads. In the second quarter, BIGO’s non livestreaming business, primarily BIGO Ads, achieved approximately 29.0% year-over-year growth and 8.9% quarter-over-quarter growth in revenue, with our third-party ad network revenues recording year-over-year growth in mid-double digits. We are making substantial progress on all fronts of our advertising business, including expansion of our traffic and rising advertisers’ demand across channels and verticals. As we grow in scale, we are accelerating the training and optimization of our algorithms to further improve our campaign performance and return-on-investment, which we believe in turn will drive further growth in advertisers’ demand and publisher traffic, fostering a self-reinforcing strategic flywheel. With our global operational capabilities, tech infrastructure, and vibrant ecosystem, we are confident in building a meaningful and lasting presence in the advertising technology industry while delivering sustained, long-term value for our shareholders.”

Second Quarter 2025 Financial Results

NET REVENUES

Net revenues were US$507.8 million in the second quarter of 2025, compared to US$565.1 million in the corresponding period of 2024.

Live streaming revenues were US$375.4 million in the second quarter of 2025, compared to US$459.7 million in the corresponding period of 2024. The decrease was mainly due to the decline in the number of paying users and ARPPU of BIGO, as well as adjustments to the interactive features of the Company’s non-core audio livestreaming products for compliance enhancement.

Other revenues increased by 25.6% to US$132.4 million in the second quarter of 2025 from US105.4 million in the corresponding period of 2024, primarily due to the substantial growth of the advertising revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 11.9% to US$322.5 million in the second quarter of 2025 from US$366.2 million in the corresponding period of 2024, primarily driven by the decrease in BIGO segment. BIGO’s cost of revenues decreased by 12.8% to US$285.6 million, primarily driven by a US$36.5 million decrease in revenue-sharing fees and content costs. All other’s cost of revenues decreased by 4.1% to US$36.9 million, mainly due to a decrease in revenue-sharing fees and content costs.

Gross profit was US$185.2 million in the second quarter of 2025, compared to US$198.9 million in the corresponding period of 2024. Gross margin was 36.5% in the second quarter of 2025, compared to 35.2% in the corresponding period of 2024.

OPERATING EXPENSES AND INCOME

Operating expenses were US$179.8 million in the second quarter of 2025, compared to US$198.7 million in the corresponding period of 2024. Among the operating expenses, sales and marketing expenses decreased to US$71.9 million in the second quarter of 2025 from US$88.1 million in the corresponding period of 2024, as the Company optimized overall sales and marketing strategies across various social products to be more focused on return-on-investment and user acquisition effectiveness. Research and development expenses decreased to US$60.1 million in the second quarter of 2025 from US$69.9 million in the corresponding period of 2024, primarily due to decreases in salary and welfare of US$6.8 million and share-based compensation expenses of US$1.7 million. General and administrative expenses increased to US$47.9 million in the second quarter of 2025 from US$40.7 million in the corresponding period of 2024, primarily due to an increase in impairment of investments of US$5.6 million.

Operating income was US$5.8 million in the second quarter of 2025, compared to operating income of US$2.3 million in the corresponding period of 2024, representing a 155.4% year-over-year increase. Operating income margin was 1.1% in the second quarter of 2025, compared to operating income margin of 0.4% in the corresponding period of 2024.

Non-GAAP operating income8 was US$38.3 million in the second quarter of 2025, compared to US$30.0 million in the corresponding period of 2024, representing a 27.9% year-over-year increase. Non-GAAP operating income margin9 was 7.5% in the second quarter of 2025, compared to 5.3% in the corresponding period of 2024.

Non-GAAP EBITDA was US$48.2 million, compared to US$38.4 million in the corresponding period of 2024. Non-GAAP EBITDA margin10 was 9.5%, compared to 6.8% in the corresponding period of 2024.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$60.8 million in the second quarter of 2025, compared to US$52.1 million in the corresponding period of 2024. Net income margin was 12.0% in the second quarter of 2025, compared to net income margin of 9.2% in the corresponding period of 2024.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$77.0 million in the second quarter of 2025, compared to US$74.0 million in the corresponding period of 2024. Non-GAAP net income margin11 was 15.2% in the second quarter of 2025, compared to non-GAAP net income margin of 13.1% in the corresponding period of 2024.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS12 was US$1.13 in the second quarter of 2025, compared to US$0.83 in the corresponding period of 2024.

Non-GAAP diluted net income from continuing operations per ADS13 was US$1.44 in the second quarter of 2025, compared to US$1.17 in the corresponding period of 2024, up by 23.1% year over year.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2025, the Company had net cash14 of US$3,318.8 million, compared with US$3,275.9 million as of December 31, 2024. For the second quarter of 2025, net cash from operating activities was US$57.6 million.

SHARES OUTSTANDING

As of June 30, 2025, the Company had a total of 1,027.3 million common shares outstanding, representing the equivalent of 51.4 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the third quarter of 2025, the Company expects net revenues to be between US$525 million and US$539 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Share Repurchase Programs

Pursuant to the Company's share repurchase program authorized in March 2025, which is effective till the end of 2027, the Company had repurchased 0.83 million ADSs for an aggregate consideration of US$36.5 million on the open market as of June 30, 2025.

Quarterly Dividend Program

On March 19, 2025, the board of directors authorized a quarterly dividend program from 2025 to 2027, under which a total of approximately US$600 million in cash will be distributed on a quarterly basis over the three-year period. Pursuant to this quarterly dividend program, the board of directors has accordingly declared a dividend of US$0.95 per ADS, or US$0.0475 per common share, for the third quarter of 2025, which is expected to be paid on October 10, 2025 to shareholders of record as of the close of business on September 22, 2025. The ex-dividend date will be September 22, 2025.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, August 26, 2025 (9:00 AM Singapore/Hong Kong Time on Wednesday, August 27, 2025). Details for the conference call are as follows:

Event Title: JOYY Inc. Second Quarter 2025 Earnings Conference Call

Conference ID: #10049735

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10049735-yoj182.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through September 4, 2025, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10049735

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. With a diversified product portfolio spanning live streaming, short-form videos, casual games, instant messaging, and emerging initiatives like advertising, JOYY has evolved beyond social entertainment into a multifaceted ecosystem powered by AI and data-driven technologies. Headquartered in Singapore and operating across the globe, JOYY has fostered a vibrant user community through its localized strategies. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online social entertainment and advertising market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; JOYY’s ability to attract new advertisers and publishers; JOYY’s ability to adopt the latest technology to enhance its operations; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating (loss) income, non-GAAP operating income (loss) margin, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP EBITDA is non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions), and non-GAAP EBITDA margin is non-GAAP EBITDA as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, and interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Investor Relations

Email: joyy-ir@joyy.com

1 The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended June 30, 2024, March 31, 2025 and June 30, 2025 and for the six months ended June 30, 2024 and June 30, 2025, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment.

2  Non-GAAP EBITDA is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions). Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

3Net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

4 Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$16.1 million and US$22.0 million in the second quarter of 2025 and 2024, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

5 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

6 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

7 Average revenue per user is calculated by dividing the Company’s total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

8 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

10 Non-GAAP EBITDA margin is a non-GAAP financial measure, which is defined as non-GAAP EBITDA as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

11 Non-GAAP net income (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

12 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

13 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

14 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and held-to-maturity investments, less convertible bonds and short-term and long-term loans.

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2024	2025
	US$	US$
Assets
Current assets
Cash and cash equivalents	444,761	400,965
Restricted cash and cash equivalents	371,332	25,265
Short-term deposits	1,061,011	672,024
Restricted short-term deposits	20,722	18,588
Short-term investments	288,589	537,080
Accounts receivable, net	121,861	132,915
Amounts due from related parties	467	162
Prepayments and other current assets(1)	247,538	223,197
Assets held for sale	-	10,489

Total current assets	2,556,281	2,020,685

Non-current assets
Long-term deposits and held-to-maturity investments	1,124,308	1,681,649
Deferred tax assets	2,563	2,740
Investments	530,685	526,241
Property and equipment, net	499,723	515,875
Land use rights, net	303,115	300,080
Intangible assets, net	277,257	249,465
Right-of-use assets, net	20,457	16,705
Goodwill	2,194,324	2,194,330
Other non-current assets	19,084	10,475

Total non-current assets	4,971,516	5,497,560

Total assets	7,527,797	7,518,245

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	34,853	16,744
Accounts payable	84,015	76,165
Deferred revenue	66,813	63,509
Advances from customers	4,031	7,147
Income taxes payable	78,304	72,219
Accrued liabilities and other current liabilities(1)	2,393,923	533,762
Amounts due to related parties	1,378	23,085
Lease liabilities due within one year	10,775	9,015

Total current liabilities	2,674,092	801,646

Non-current liabilities
Lease liabilities	9,948	7,828
Deferred revenue	12,635	11,550
Deferred tax liabilities	47,631	51,009

Total non-current liabilities	70,214	70,387

Total liabilities	2,744,306	872,033

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2024	2025
	US$	US$
Mezzanine equity	23,733	24,533

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024; 1,306,734,444 shares issued and 700,748,911 shares outstanding as of June 30, 2025, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	3	3
Treasury shares (US$0.00001 par value; 603,177,267 and 605,985,533 shares held as of December 31, 2024 and June 30, 2025, respectively)	(1,223,186)	(1,212,328)
Additional paid-in capital	3,345,536	3,307,423
Statutory reserves	40,500	36,148
Retained earnings	2,796,745	4,684,101
Accumulated other comprehensive loss	(247,615)	(234,053)

Total JOYY Inc.’s shareholders’ equity	4,711,990	6,581,301

Non-controlling interests	47,768	40,378

Total shareholders’ equity	4,759,758	6,621,679

Total liabilities, mezzanine equity and shareholders’ equity	7,527,797	7,518,245

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits. Correspondingly, the advanced payments received were recorded as accrued liabilities and other current liabilities on our consolidated balance sheet as of December 31, 2024. On February 25, 2025, the Company entered into agreements with Baidu and closed the sale of YY Live to Baidu.

  JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net revenues
Live streaming	459,730	371,348	375,409	926,121	746,757
Others	105,398	123,003	132,351	203,567	255,354

Total net revenues(1)	565,128	494,351	507,760	1,129,688	1,002,111

Cost of revenues(2)	(366,189)	(315,736)	(322,515)	(735,386)	(638,251)

Gross profit	198,939	178,615	185,245	394,302	363,860

Operating expenses(2)
Research and development expenses	(69,856)	(62,426)	(60,075)	(138,895)	(122,501)
Sales and marketing expenses	(88,132)	(72,131)	(71,852)	(182,770)	(143,983)
General and administrative expenses	(40,686)	(32,690)	(47,922)	(72,429)	(80,612)

Total operating expenses	(198,674)	(167,247)	(179,849)	(394,094)	(347,096)

Gain on disposal of subsidiary	1,643	-	-	1,643	-
Other income	361	839	400	3,961	1,239

Operating income	2,269	12,207	5,796	5,812	18,003

Interest expenses	(1,864)	(106)	(151)	(4,000)	(257)
Interest income and investment income	46,702	39,387	40,799	95,629	80,186
Foreign currency exchange gains (losses), net	1,125	(761)	1,191	1,893	430
(Loss) gain on fair value change of investments	(619)	705	17,633	366	18,338

Income before income tax expenses	47,613	51,432	65,268	99,700	116,700

Income tax expenses	(2,628)	(5,211)	(6,066)	(7,165)	(11,277)

Income before share of income (loss) in equity method investments, net of income taxes	44,985	46,221	59,202	92,535	105,423

Share of income (loss) in equity method investments, net of income taxes	2,805	(3,318)	(1,176)	(4,590)	(4,494)

Net income from continuing operations	47,790	42,903	58,026	87,945	100,929

Gain on disposal of YY (3)	-	1,875,921	-	-	1,875,921

Net income	47,790	1,918,824	58,026	87,945	1,976,850

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	4,276	2,499	2,799	9,407	5,298

Net income attributable to controlling interest of JOYY Inc.	52,066	1,921,323	60,825	97,352	1,982,148

Including：
Net income from continuing operations attributable to controlling interest of JOYY Inc.	52,066	45,402	60,825	97,352	106,227
Gain on disposal of YY (3)	-	1,875,921	-	-	1,875,921
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(347)	(347)	(347)	(694)	(694)
Net income attributable to common shareholders of JOYY Inc.	51,719	1,920,976	60,478	96,658	1,981,454

Including:
Net income from continuing operations attributable to common shareholders of JOYY Inc.	51,719	45,055	60,478	96,658	105,533

Gain on disposal of YY (3)	-	1,875,921	-	-	1,875,921

JOYY INC.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
 (All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net income per ADS
-Basic	0.87	36.09	1.15	1.59	37.36
Continuing operations	0.87	0.85	1.15	1.59	1.99
Discontinued operations	-	35.24	-	-	35.37
-Diluted	0.83	35.72	1.13	1.52	36.97
Continuing operations	0.83	0.84	1.13	1.52	1.97
Discontinued operations	-	34.88	-	-	35.00

Weighted average number of ADS used in calculating net income per ADS
-Basic	59,537,049	53,237,127	52,788,040	60,660,104	53,040,855
-Diluted	64,101,951	53,780,111	53,353,026	65,625,455	53,593,910

(1)	Revenues by geographical areas were as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Developed countries and regions	306,099	277,615	291,145	597,135	568,760
Middle East	75,530	66,651	61,268	162,988	127,919
Mainland China	62,604	48,385	51,291	122,405	99,676
Southeast Asia and others	120,895	101,700	104,056	247,160	205,756

Note: Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain.Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Cost of revenues	778	635	677	1,441	1,312
Research and development expenses	3,282	2,138	1,605	6,674	3,743
Sales and marketing expenses	108	229	255	239	484
General and administrative expenses	2,183	2,235	1,430	4,125	3,665

(3)   Gain from disposal of YY Live amounted to approximately US$ 1.9 billion was reported as part of the net income from discontinued operations in the first quarter of 2025.

JOYY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
 (All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Operating income	2,269	12,207	5,796	5,812	18,003
Share-based compensation expenses	6,351	5,237	3,967	12,479	9,204
Amortization of intangible assets from business acquisitions	13,590	13,540	13,540	28,722	27,080
Impairment of investments	9,386	-	15,000	9,386	15,000
Gain on disposal of subsidiary	(1,643)	-	-	(1,643)	-
Non-GAAP operating income	29,953	30,984	38,303	54,756	69,287
Depreciation and other amortization	8,402	9,402	9,891	17,388	19,293
Non-GAAP EBITDA	38,355	40,386	48,194	72,144	88,580

Net income from continuing operations	47,790	42,903	58,026	87,945	100,929
Share-based compensation expenses	6,351	5,237	3,967	12,479	9,204
Amortization of intangible assets from business acquisitions	13,590	13,540	13,540	28,722	27,080
Impairment of investments	9,386	-	15,000	9,386	15,000
Gain on disposal of subsidiary	(1,643)	-	-	(1,643)	-
Loss (gain) on fair value change of investments	619	(705)	(17,633)	(366)	(18,338)
Interest expenses related to the convertible bonds’ amortization to face value	198	-	-	435	-
Income tax effects on non-GAAP adjustments	(1,883)	(1,404)	913	(4,105)	(491)
Reconciling items on the share of equity method investments	(3,700)	1,887	1,034	734	2,921
Non-GAAP net income from continuing operations	70,708	61,458	74,847	133,587	136,305

Net income from continuing operations attributable to common shareholders of JOYY Inc.	51,719	45,055	60,478	96,658	105,533
Share-based compensation expenses	6,351	5,237	3,967	12,479	9,204
Amortization of intangible assets from business acquisitions	13,590	13,540	13,540	28,722	27,080
Impairment of investments	9,386	-	15,000	9,386	15,000
Gain on disposal of subsidiary	(1,643)	-	-	(1,643)	-
Loss (gain) on fair value change of investments	619	(705)	(17,633)	(366)	(18,338)
Interest expenses related to the convertible bonds’ amortization to face value	198	-	-	435	-
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	347	347	347	694	694
Income tax effects on non-GAAP adjustments	(1,883)	(1,404)	913	(4,105)	(491)
Reconciling items on the share of equity method investments	(3,700)	1,887	1,034	734	2,921
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(949)	(761)	(690)	(1,755)	(1,451)
Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	74,035	63,196	76,956	141,239	140,152

Non-GAAP net income from continuing operations per ADS
-Basic	1.24	1.19	1.46	2.33	2.64
-Diluted	1.17	1.18	1.44	2.19	2.62

Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
-Basic	59,537,049	53,237,127	52,788,040	60,660,104	53,040,855
-Diluted	64,101,951	53,780,111	53,353,026	65,625,455	53,593,910

JOYY INC.
UNAUDITED SEGMENT REPORT
  (All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	355,318	20,091	-	375,409
Others	87,415	45,233	(297)	132,351

Total net revenues	442,733	65,324	(297)	507,760

Cost of revenues(2)	(285,645)	(36,933)	63	(322,515)

Gross profit	157,088	28,391	(234)	185,245

Operating expenses(2)
Research and development expenses	(37,427)	(22,825)	177	(60,075)
Sales and marketing expenses	(51,990)	(19,883)	21	(71,852)
General and administrative expenses	(16,057)	(31,901)	36	(47,922)

Total operating expenses	(105,474)	(74,609)	234	(179,849)

Other income	56	344	-	400

Operating income (loss)	51,670	(45,874)	-	5,796

Interest expenses	(821)	(77)	747	(151)
Interest income and investment income	14,220	27,326	(747)	40,799
Foreign currency exchange gains, net	947	244	-	1,191
Gain on fair value change of investments	822	16,811	-	17,633

Income (loss) before income tax expenses	66,838	(1,570)	-	65,268

Income tax expenses	(5,124)	(942)	-	(6,066)

Income (loss) before share of loss in equity method investments, net of income taxes	61,714	(2,512)	-	59,202

Share of loss in equity method investments, net of income taxes	-	(1,176)	-	(1,176)

Net income (loss) from continuing operations	61,714	(3,688)	-	58,026

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	440	237	677
Research and development expenses	520	1,085	1,605
Sales and marketing expenses	95	160	255
General and administrative expenses	289	1,141	1,430

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	51,670	(45,874)	5,796
Share-based compensation expenses	1,344	2,623	3,967
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Impairment of investments	-	15,000	15,000
Non-GAAP operating income (loss)	61,964	(23,661)	38,303
Depreciation and other amortization	4,629	5,262	9,891
Non-GAAP EBITDA	66,593	(18,399)	48,194

Net income (loss) from continuing operations	61,714	(3,688)	58,026
Share-based compensation expenses	1,344	2,623	3,967
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Impairment of investments	-	15,000	15,000
Gain on fair value change of investments	(822)	(16,811)	(17,633)
Income tax effects on non-GAAP adjustments	(638)	1,551	913
Reconciling items on the share of equity method investments	-	1,034	1,034
Non-GAAP net income from continuing operations	70,548	4,299	74,847

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	351,598	19,750	-	371,348
Others	80,263	43,185	(445)	123,003

Total net revenues	431,861	62,935	(445)	494,351

Cost of revenues(2)	(279,100)	(36,720)	84	(315,736)

Gross profit	152,761	26,215	(361)	178,615

Operating expenses(2)
Research and development expenses	(40,380)	(22,310)	264	(62,426)
Sales and marketing expenses	(52,113)	(20,047)	29	(72,131)
General and administrative expenses	(13,886)	(18,872)	68	(32,690)

Total operating expenses	(106,379)	(61,229)	361	(167,247)

Other income	431	408	-	839

Operating income (loss)	46,813	(34,606)	-	12,207

Interest expenses	(799)	(33)	726	(106)
Interest income and investment income	12,917	27,196	(726)	39,387
Foreign currency exchange losses, net	(522)	(239)	-	(761)
Gain (loss) on fair value change of investments	753	(48)	-	705

Income (loss) before income tax (expenses) benefits	59,162	(7,730)	-	51,432

Income tax (expenses) benefits	(5,956)	745	-	(5,211)

Income (loss) before share of loss in equity method investments, net of income taxes	53,206	(6,985)	-	46,221

Share of loss in equity method investments, net of income taxes	-	(3,318)	-	(3,318)

Net income (loss) from continuing operations	53,206	(10,303)	-	42,903

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	363	272	635
Research and development expenses	852	1,286	2,138
Sales and marketing expenses	80	149	229
General and administrative expenses	441	1,794	2,235

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	46,813	(34,606)	12,207
Share-based compensation expenses	1,736	3,501	5,237
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Non-GAAP operating income (loss)	57,499	(26,515)	30,984
Depreciation and other amortization	4,237	5,165	9,402
Non-GAAP EBITDA	61,736	(21,350)	40,386

Net income (loss) from continuing operations	53,206	(10,303)	42,903
Share-based compensation expenses	1,736	3,501	5,237
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
(Gain) loss on fair value change of investments	(753)	48	(705)
Income tax effects on non-GAAP adjustments	(650)	(754)	(1,404)
Reconciling items on the share of equity method investments	-	1,887	1,887
Non-GAAP net income (loss) from continuing operations	62,489	(1,031)	61,458

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	439,394	20,336	-	459,730
Others	67,760	38,024	(386)	105,398

Total net revenues	507,154	58,360	(386)	565,128

Cost of revenues(2)	(327,735)	(38,530)	76	(366,189)

Gross profit	179,419	19,830	(310)	198,939

Operating expenses(2)
Research and development expenses	(42,715)	(27,370)	229	(69,856)
Sales and marketing expenses	(66,720)	(21,435)	23	(88,132)
General and administrative expenses	(12,180)	(28,564)	58	(40,686)

Total operating expenses	(121,615)	(77,369)	310	(198,674)

Gain on disposal of subsidiary	-	1,643	-	1,643
Other income	177	184	-	361

Operating income (loss)	57,981	(55,712)	-	2,269

Interest expenses	(1,475)	(1,400)	1,011	(1,864)
Interest income and investment income	15,256	32,457	(1,011)	46,702
Foreign currency exchange gains, net	1,005	120	-	1,125
(Loss) gain on fair value change of investments	(2,610)	1,991	-	(619)

Income (loss) before income tax (expenses) benefits	70,157	(22,544)	-	47,613

Income tax (expenses) benefits	(5,575)	2,947	-	(2,628)

Income (loss) before share of income in equity method investments, net of income taxes	64,582	(19,597)	-	44,985

Share of income in equity method investments, net of income taxes	-	2,805	-	2,805

Net income (loss) from continuing operations	64,582	(16,792)	-	47,790

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	446	332	778
Research and development expenses	1,543	1,739	3,282
Sales and marketing expenses	45	63	108
General and administrative expenses	408	1,775	2,183

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	57,981	(55,712)	2,269
Share-based compensation expenses	2,442	3,909	6,351
Amortization of intangible assets from business acquisitions	8,950	4,640	13,590
Impairment of investments	-	9,386	9,386
Gain on disposal of subsidiary	-	(1,643)	(1,643)
Non-GAAP operating income (loss)	69,373	(39,420)	29,953
Depreciation and other amortization	3,068	5,334	8,402
Non-GAAP EBITDA	72,441	(34,086)	38,355

Net income (loss) from continuing operations	64,582	(16,792)	47,790
Share-based compensation expenses	2,442	3,909	6,351
Amortization of intangible assets from business acquisitions	8,950	4,640	13,590
Impairment of investments	-	9,386	9,386
Gain on disposal of subsidiary	-	(1,643)	(1,643)
Loss (gain) on fair value change of investments	2,610	(1,991)	619
Interest expenses related to the convertible bonds’ amortization to face value	-	198	198
Income tax effects on non-GAAP adjustments	(778)	(1,105)	(1,883)
Reconciling items on the share of equity method investments	-	(3,700)	(3,700)
Non-GAAP net income (loss) from continuing operations	77,806	(7,098)	70,708